AMENDMENT NO. 2 TO TRUST INSTRUMENT OF
                          ING VARIABLE INSURANCE TRUST

              Abolition of Series of Shares of Beneficial Interest

                           Effective February 25, 2003

      THIS AMENDMENT NO. 2 TO THE TRUST INSTRUMENT OF ING VARIABLE INSURANCE TRUST, a Delaware business trust (the "Trust"), dated July 15, 1999 (the "Trust Instrument"), as amended, reflects resolutions adopted by the Board of Trustees on February 25, 2003, with respect to ING VP High Yield Bond Portfolio, a series of the Trust (the "Fund"), acting pursuant to Section 2.6 and Section 11.4 of the Trust Instrument of the Trust. The resolutions serve to abolish the Fund, and the establishment and designation thereof, there being no shares of such series outstanding at the time of their abolition.